

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
INVESTMENT MANAGEMENT**

May 14, 2025

Todd P. Zerega
Morgan, Lewis & Bockius LLP
One Oxford Centre, Thirty-Second Floor
Pittsburgh, PA 15219-6401

Re: WisdomTree Digital Trust, *et al*.; File No. 812-15742

Dear Mr. Zerega:

By Form APP-WD filed with the U.S. Securities and Exchange Commission filed by WisdomTree Digital Management, Inc. (CIK: 0002063381) on May 8, 2025, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Thomas M. Ahmadifar

Thomas M. Ahmadifar
Branch Chief

Copy to:
Christopher Carlson, Senior Counsel, Securities and Exchange Commission